UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 19, 2024, Kazia Therapeutics Limited (the “Company”) entered into a purchase agreement (the “Purchase Agreement”) with Alumni Capital LP (“Alumni Capital”). Pursuant to the Purchase Agreement, the Company may sell to Alumni Capital up to $15,000,000 (the “Investment Amount”), of American Depositary Shares (“ADSs”), representing fully paid ordinary shares, no par value (“Ordinary Shares”), with each ADS representing ten Ordinary Shares (the “Purchase Notice Securities”), from time to time during the term of the Purchase Agreement. The Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations of the parties. Pursuant to the Purchase Agreement, the Company also agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”), covering the resale of the ADSs issued or sold to Alumni Capital under the Purchase Agreement under the Securities Act of 1933, as amended (the “Registration Statement”).

In consideration for Alumni Capital’s execution and delivery of the Purchase Agreement, the Company shall issue a warrant to Alumni Capital (the “Warrant”), valid for a term of three (3) years, entitling Alumni Capital to purchase ADSs (the “Warrant ADSs”) with a value (calculated based on the then-current ADS to Ordinary Share ratio) equal to five percent (5%) of the Investment Amount. The Warrant exercise price is variable and is equal to $6,000,000 divided by the number of outstanding Ordinary Shares as of the time of exercise, multiplied by the then-current ADS to Ordinary Share ratio. On April 19, 2024, the exercise price was $0.204. Alumni Capital may exercise the Warrant on a cashless basis if the Company does not maintain an effective registration statement for the resale of the Warrant ADSs.

The Company cannot issue any ADSs to Alumni Capital until the date that the Registration Statement is declared effective by the SEC and a final prospectus in connection therewith is filed and all of the other conditions set forth in the Purchase Agreement are satisfied (such date, the “Commencement Date”).

The Company shall have no right to issue any Purchase Notice Securities and Alumni Capital shall have no obligation to purchase any Purchase Notice ADSs if the issuance of the underlying Ordinary Shares underlying such Purchase Notice Securities would result in Alumni Capital and its associates holding more than 19.9% of the Company’s outstanding Ordinary Shares (the “Exchange Cap”), unless the Company obtains shareholder approval to issue ADSs in excess of the Exchange Cap.

Beginning on the Commencement Date and until December 31, 2025, under the terms and subject to the conditions of the Purchase Agreement, from time to time, at the Company’s discretion, the Company has the right, but not the obligation, to issue to Alumni Capital, and Alumni Capital is obligated to purchase, the Purchase Notice Securities, subject to certain limitations set forth in the Purchase Agreement. Specifically, from time to time, from and after the Commencement Date, the Company may, at its discretion, direct Alumni Capital to purchase on any single business day no greater than $500,000 in ADSs ($1,000,000 for the initial purchase thereunder), unless waived upon mutual discretion between the Company and Alumni Capital, up to an amount no greater than $2,500,000. The purchase price in respect of any purchase notice shall equal the lowest traded price of the ADSs during the five business days prior to the closing of any purchase thereunder, multiplied by 95% (90% for the initial purchase pursuant to the Purchase Agreement).

The Purchase Agreement also prohibits the Company from directing Alumni Capital to purchase any ADSs if those ADSs, when aggregated with all other ADSs and Ordinary Shares then beneficially owned by Alumni Capital and its affiliates, would result in Alumni Capital and its affiliates having beneficial ownership, at any single point in time, of more than 9.99% of the then total outstanding Ordinary Shares.

The Purchase Agreement will automatically terminate on the earlier of (i) December 31, 2025; or (ii) the date that, pursuant to or within the meaning of any Bankruptcy Law (as defined in the Purchase Agreement), the Company commences a voluntary case or any person commences a proceeding against the Company, a Bankruptcy Custodian (as defined in the Purchase Agreement) is appointed for the Company or for all or substantially all of its property or the Company makes a general assignment for the benefit of its creditors. The Purchase Agreement does not include any of the following: (i) limitations on the Company’s use of amounts it receives as the purchase price for the ADSs sold to Alumni Capital; (ii) financial or business covenants; (iii) restrictions on future financings (other than restrictions on its ability to enter into other equity line of credit transactions or transactions that are similar thereto); (iv) rights of first refusal; or (v) participation rights or penalties.

The Company’s net proceeds under the Purchase Agreement will depend on the frequency of sales and the number of ADSs sold to Alumni Capital and the prices at which the Company sells ADSs to Alumni Capital. The Company expects that any net proceeds it receives from such sales to Alumni Capital will be used for general corporate purposes, including working capital.

The foregoing description of the Purchase Agreement and Warrant does not purport to be complete and is qualified in its entirety by reference to complete text of the Purchase Agreement and Warrant, copies of which are filed as Exhibit 10.1 and Exhibit 4.1, respectively, to this Current Report on Form 6-K.

The Company hereby incorporates by reference the information contained herein into the Company’s registration statements on Form F-3 (File No. 333-259224 and 333-276091).

EXHIBIT LIST

Exhibit	Description

4.1	Form of Warrant

10.1	Purchase Agreement, by and between Kazia Therapeutics Limited and Alumni Capital LP, dated April 19, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ John Friend

John Friend

Chief Executive Officer

Date: 19 April 2024